Exhibit 99.1

XPENG Announces Vehicle Delivery Results for July 2024

•	11,145 vehicles delivered in July 2024, marking the fifth consecutive month of both month-over-month and year-over-year growth

•	63,173 vehicles delivered in the first seven months of 2024, a 20% year-over-year increase

GUANGZHOU, China, August 01, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for July 2024.

In July, XPENG delivered 11,145 Smart EVs, up 1% year-over-year and 4% over the prior month. Out of the total July deliveries, 1,459 were XPENG X9s, bringing X9’s cumulative total to 14,602 units since its launch in January this year and extending its leadership of both the all-electric MPV and three-row model segments in China. Overall, XPENG delivered 63,173 Smart EVs in the first seven months of 2024, a 20% increase from last year.

In July, XNGP’s monthly active user penetration rate in urban driving reached 84%. A strategic upgrade was highlighted at the recent XPENG Smart AI Technology Conference in Guangzhou, leveling up XNGP from “available nationwide” to “smooth experience anywhere.” This upgrade has now been fully rolled out, offering users nationwide access to the enhanced XNGP on all public roads with navigation maps, regardless of city, route, or road condition. By the fourth quarter of 2024, XNGP aims to deliver a “door-to-door” smart driving experience, addressing current gaps in smart driving, such as ETC toll stations on expressways, parking lots, U-turns, roundabouts, private roads in campuses, and narrow paths.

Beginning August 1, 2024, the first batch of display cars for XPENG MONA M03, a smart all-electric hatchback coupe, will arrive at XPENG showrooms nationwide.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.